CERTIFICATE of QUALIFIED PERSON

I, Doris M.Fox, M.Sc., P.Geo., PMP, do hereby certify that:

1. I am currently employed as Senior Associate Geologist:

   Caracle Creek International Consulting Inc.
   34 King Street East, 9th Floor
   Toronto, ON.
   Canada, M5C 2X8

2. I am a graduate of Saint Mary's University and received a Bachelor of Science Double Major degree in Geology / Geography in 2000. I am also a graduate of McGill University and received an Master of Science degree in Earth Sciences in 2002.

3. I am a:

   - Registered Professional Geologist in good standing in the Province of Ontario (No. 1430)

4. I have practiced mineral exploration and project management for 10 years. I have worked in academic research for 4 years.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 12.1 (Site Visit) and jointly responsible for sections 5, 7, 8, 10.2 and 10.1 of the technical report titled "Nieves Project, Form 43-101F1 Technical Report, Preliminary Economic Assessment, Zacatecas, Mexico" dated October 31, 2012 (the "Technical Report").

7. I have had no prior involvement with the property that is the subject of the Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

9. I am independent of Quaterra Resources Inc., applying all of the tests in section 1.5 of NI 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 31st day of October, 2012.

"signed" Doris M. Fox.

Signature of Qualified Person

Doris M. Fox

Print name of Qualified Person

PROFESSIONAL GEOSCIENTIST
DORIS M. FOX
PRACTISING MEMBER
1430
ONTARIO